

Uf 3-12-02

02019683

UNITE
SECURITIES AND EX
Washingto

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED
MAR 0 4 2002
302

SEC FILE NUMBER
8- 49316

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2001__ AND ENDING __December 31, 2001__
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

W. G. Nielsen & Co.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Lincoln Street, Suite 4025
                                         (No. and Street)

Denver	CO	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Wayne G. Nielsen   (303) 830-1515
                                                       (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Causey Demgen & Moore Inc.
                    (Name — if individual, state last, first, middle name)

1801 California, Ste. 4650	Denver	CO	80202
(Address)	(City)	(State)	Zip Code

CHECK ONE:
   X Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                          contained in this form are not required to respond unless the form displays
                          a currently valid OMB control number.

OATH OR AFFIRMATION

I, Wayne G. Nielsen _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. G. Nielsen & Co. _____, as of December 31, 2001 ____, ~~19~~XXXXXX are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

My Commission Expires March 31, 2002

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes ~~in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W. G. NIELSEN & CO.
ANNUAL AUDITED REPORT
FORM X-17A-5 PART III
DECEMBER 31, 2001

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Stockholder and Director
W.G. Nielsen & Co.

We have audited the accompanying statement of financial condition of W.G. Nielsen & Co. as of December 31, 2001 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of W.G. Nielsen & Co. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Causey Demgen + Moore Inc.

Denver, Colorado
February 21, 2002

CAUSEY DEMGEN & MOORE INC.

CDM

W. G. NIELSEN & CO.
STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS

Cash and cash equivalents	$	16,307
Accounts receivable-trade		112,363
Accounts receivable-related party (Note 3)		14,863
Property and equipment:		
Office furniture and equipment		89,820
Leasehold improvements		19,051
		108,871
Less accumulated depreciation and amortization		(64,819)
Net property and equipment		44,052
Other assets		3,300
	$	190,885

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	61,787
Income taxes payable (Note 5)		3,708
Deferred income tax liability (Note 5)		10,200
Deferred revenue		5,000
Total liabilities		80,695
Commitments (Note 4)		
Stockholder's equity:		
Common stock, $.01 par value; 100,000 shares authorized,		
1,000 shares issued and outstanding		10
Additional paid-in capital		30,666
Retained earnings		79,514
Total stockholder's equity		110,190
	$	190,885

See accompanying notes.

W. G. NIELSEN & CO.
STATEMENT OF OPERATIONS
For the year ended December 31, 2001

Revenues:	
Consulting and financial advisory fees (Note 6)	$ 1,209,377
Interest and other	9,359
	1,218,736
Expenses:	
Salaries and payroll taxes	683,320
General and administration (Note 3)	539,024
Depreciation and amortization	15,447
Registration and regulatory fees	3,262
	1,241,053
Loss before provision for income taxes	(22,317)
Income tax benefit (Note 5)	6,413
Net loss	$ (15,904)

W. G. NIELSEN & CO.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the year ended December 31, 2001

	Common stock		Additional paid-in	Retained	
	Shares	Amount	Capital	earnings	Total
Balance, December 31, 2000	1,000	$ 10	$ 20,666	$ 101,568	$ 122,244
Capital contribution			10,000		10,000
Distributions to owner		-	-	(6,150)	(6,150)
Net loss for the year ended December 31, 2001	-	-		(15,904)	(15,904)
Balance, December 31, 2001	1,000	$ 10	$ 30,666	$ 79,514	$ 110,190

See accompanying notes.

4

W. G. NIELSEN & CO.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(15,904)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		15,447
Deferred income taxes		(7,800)
Changes in assets and liabilities:		
Accounts receivable		(13,808)
Accounts payable and accrued expenses		20,721
Income taxes payable		(1,992)
Deferred revenue		5,000
Total adjustments		17,568
Net cash provided by operating activities		1,664
Cash flows from investing activities:		
Purchase of property and equipment		(8,421)
Net cash used in investing activities		(8,421)
Cash flows from financing activities:		
Capital contribution		10,000
Distribution to owner		(6,150)
Net cash provided by financing activities		3,850
Net decrease in cash and cash equivalents		(2,907)
Cash and cash equivalents at the beginning of the year		19,214
Cash and cash equivalents at end of year	$	16,307

Supplemental disclosure of cash flow information:

During the period ending December, 2001, the Company paid cash for income taxes (net of tax refunds) of $3,379.

W. G. NIELSEN & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1. <u>Organization and summary of significant accounting policies</u>

    Organization:

    W.G. Nielsen & Co. (the "Company") is a broker registered with the Securities and Exchange Commission (SEC) and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in Colorado in 1996 and became licensed as a broker/dealer and commenced operations in 1997. The Company is a member of the National Association of Securities Dealers, Inc. (NASD). The Company provides financial advisory and management services in the Rocky Mountain region for mergers, acquisitions, divestitures, public and private placements of debt and equity in addition to valuation services and analysis.

    The Company has claimed an exemption from rule 15c3-3 of the Securities and Exchange Act of 1934. The Company participates only in direct placements and accordingly, does not hold cash or securities for the account of customers.

    Use of estimates:

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Revenue:

    The Company recognizes revenues for services when the services are performed and are billable.

    Advertising costs:

    The Company expenses the cost of advertising as incurred. Advertising expense was $3,643 for the year ended December 31, 2001.

    Concentration of credit risk:

    The Company's cash demand deposits are held at financial institutions at which deposits are insured up to $100,000 per institution by the Federal Deposit Insurance Corporation (FDIC). At various times throughout the year, the Company's cash demand deposits exceeded the FDIC's insurance limit of $100,000.

W. G. NIELSEN & CO.
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

1. Organization and summary of significant accounting policies (continued)

   Depreciation and amortization:

   Property and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the related assets ranging from 3 to 7 years.

   Income taxes:

   The Company accounts for certain income and expense items differently for financial reporting and income tax purposes. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities and applying enacted statutory tax rates in effect.

   Cash equivalents:

   For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

2. Net capital requirements

   The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule for fully disclosed broker/dealers (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $7,126 which was $2,126 in excess of its required net capital of $5,000. The Company had aggregate indebtedness in the amount of $70,495; therefore its net capital ratio was 9.89 to 1 at December 31, 2001.

3. Related party transactions

   As of December 31, 2001, the Company had receivables from a company affiliated with its shareholder and its shareholder for $14,863. The receivables are non-interest bearing and without collateral.

   During the year ended December 31, 2001, the Company paid consulting expenses in the amount of $30,000 to a company related to the sole shareholder.

4. Commitments

   The Company leases office space, equipment, and automobiles under non-cancelable operating leases. Total rental expense was $57,570 for the year ended December 31, 2001.

4. <u>Commitments (continued)</u>

In January 2001, the Company entered into two additional operating leases for office equipment and automobiles.

The total minimum rental commitments at December 31, 2001 are as follows:

Year ending December 31,	Amount
2002	$ 67,906
2003	32,860
2004	21,201
	$ 121,967

5. <u>Income taxes</u>

Income tax expense consists of the following for the year ended December 31, 2001:

Current tax expense	$	1,387
Deferred tax benefit		(7,800)
Income tax benefit	$	(6,413)

Temporary differences between the financial statement carrying amounts and tax basis of assets and liabilities that give rise to the net deferred tax liability relate primarily to differences in property and equipment and the use of the cash method of accounting for tax purposes.

Deferred tax assets and liabilities at December 31, 2001 consist of the following:

Deferred tax assets	$	5,000
Deferred tax liabilities		(15,200)
	$	(10,200)

6. <u>Major customer</u>

Revenues earned from one customer amounted to 72.6% of consulting and financial advisory fees for the year ended December 31, 2001.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
W. G. NIELSEN & CO.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2001

NET CAPITAL

Total stockholder's equity	$	110,190
Add allowable credits:		
Deferred income tax liability		10,200
Deduct non-allowable assets:		
Accounts receivable - non-allowable		(65,912)
Furniture and equipment, net of depreciation		(44,052)
Other assets		(3,300)
Net Capital	$	7,126

AGGREGATE INDEBTEDNESS

Total liabilities	$	80,695
Deduct deferred income tax liability		(10,200)
Total aggregate indebtedness	$	70,495

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	5,000
Excess net capital	$	2,126
Ratio: Aggregate indebtedness to net capital		9.89 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(included in Part IIA of Form X-17A-5 as of December 31, 2001)

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	8,974
Net audit adjustments		(1,848)
Net capital per above	$	7,126

CAUSEY DEMGEN & MOORE INC.
Certified Public Accountants and Consultants

Suite 4650
1801 California Street
Denver, Colorado 80202-2681
Telephone: (303) 296-2229
Facsimile: (303) 296-3731
www.cdmcpa.com

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Stockholder and Director
W. G. Nielsen & Co.

In planning and performing our audit of the financial statements and supplemental schedule of W. G. Nielsen & Co. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.   Making quarterly securities examinations, counts, verifications and comparisons

2.   Recordation of differences required by rule 17a-13

3.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting

CDM

principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above, except as indicated below:

- We observed the Company improperly computed its net capital requirements and aggregate indebtedness in the quarterly FOCUS reports for 2001. These errors generally resulted from prior year audit adjustments that were not recorded properly in the general ledger, not considering income tax provisions and improperly including certain non-allowable assets as allowable.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Causey Demgen & Moore Inc.

CAUSEY DEMGEN & MOORE INC.

Denver, Colorado
February 21, 2002